May 6, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:

Green Plains Renewable Energy, Inc.

File No. 1-32924

Ladies and Gentlemen:

On February 13, 2008, Green Plains Renewable Energy, Inc. (the “Company”) filed its annual report on Form 10-K (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934.  The Company received comments on the 10-K Filing from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated March 19, 2008 (the “Initial Letter”).  On April 9, 2008, the Company filed its quarterly report on Form 10-Q for the period ended February 29, 2008 (the “10-Q Filing”) with the Commission.  On April 11, 2008, the Company filed its response letter (the “Response Letter”) with the Commission, which provided clarifying narratives to the Commission on topics discussed in the Initial Letter, and also specified disclosure revisions that had been incorporated into the 10-Q Filing.

The Company received additional comments from the Staff of the Commission by letter dated April 22, 2008 (the “Second Letter”) following a review by the Staff of the Response Letter and the 10-Q Filing.  We understand that the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  This letter is provided by the Company in response to the comments in the Second Letter.  For your convenience, the comments in the Second Letter are provided below, followed by the Company’s responses.

FORM 10-Q FOR THE QUARTER ENDED FEBRUARY 29, 2008
Note 1. Basis of Presentation Revenue Recognition, page 8
Staff Comment:

We note your response to prior comment 7.  You disclose that shipping costs are incurred by third-party brokers and factored into their net sales price rather than being charged back to you.  However, your response indicates that your contract with CHS Inc. requires you to bear all freight costs incurred by the buyer in delivering the product to its customer.  Please review your disclosure as necessary to clarify which party is responsible for shipping costs.

Company Response:

We have the following wording as part of our Revenue Recognition policy footnote:  “As part of our contracts with these third-party brokers, shipping costs are incurred by them and factored into their purchase price rather than being charged directly to us.”

We will revise and add to that wording in our Revenue Recognition policy footnote in future filings as follows: “As part of our contracts with these third-party brokers, shipping costs incurred by them reduce the sales price they pay us.  Under our contract with CHS Inc., certain shipping costs for dried distillers grains are incurred directly by us, which are reflected in cost of goods sold.”

Item 4. Controls and Procedures, page 26
Staff Comment:

In your Form 10-K for the year ended November 30, 2007, you concluded that your disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting identified.  In your Form 10-Q for the quarter ended February 29, 2008, you disclose that you had not tested your controls over revenue recognition cutoffs during fiscal 2008 and accordingly had not determined that the material weakness had been fully remediated.  In light of this, please disclose how you were able to conclude that your disclosure controls and procedures were effective.

Company Response:

Disclosure controls and procedures are defined to mean "controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."  [Source:  Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports issued by the Securities and Exchange Commission]

Internal control over financial reporting is defined as “a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

     (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the registrant; and

     (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements." [Source:  Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports issued by the Securities and Exchange Commission]

We realize that there is substantial overlap between a company’s disclosure controls and procedures and its internal controls over financial reporting, and that components of internal control over financial reporting are included in disclosure controls and procedures for all companies.  In particular, disclosure controls and procedures include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in according with generally accepted accounting principles.  However, companies are allowed to make judgments regarding the processes on which they rely to meet their disclosure control requirements.

As of November 30, 2007, our independent auditors discovered that controls over revenue recognition cutoffs were not functioning properly, which, at that time, were controls that we relied upon as both disclosure controls and internal controls over financial reporting.  While we, working closely with our auditors, were able to perform additional procedures (subsequent to November 30, 2007) to ensure that revenue amounts recorded in our consolidated financial statements as of November 30, 2007 and disclosed in our Form 10-K filing were accurate, we were not able to conclude that disclosure controls and procedures, along with internal controls over financial reporting, were effective as of November 30, 2007.

Although we had not yet performed fiscal 2008 testing of our internal controls over financial reporting surrounding revenue recognition cutoffs as of February 29, 2008, we did perform additional substantive review of revenues recognized during the first quarter of fiscal 2008 to ensure proper recording and disclosure of revenue amounts at each month-end period.  Accordingly, when considered along with other disclosure controls and procedures in place, these additional substantive reviews of company revenues provided the compensating controls necessary for us to conclude that, in our opinion, overall disclosure controls and procedures were in place at February 29, 2008. These disclosure controls and procedures provided management with reasonable assurance that transactions were recorded as necessary to permit preparation of financial statements in according with generally accepted accounting principles as included in our Form 10-Q filing.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review of and assistance with this response letter.  Please contact me by phone with your response to this letter at 402-884-8700, extension 1105.

Sincerely,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer

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